Michael J. Wood Vice President, Controller and Chief Accounting Officer 781.522.5833 781.522.6411 fax	Raytheon Company 870 Winter Street Waltham, Massachusetts 02451-1449 USA

July 27, 2011

Via EDGAR Filing and U.S. Mail

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

RE:	Raytheon Company Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 23, 2011

File No. 001-13699

This letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Raytheon Company’s (“Raytheon” or “the Company”) Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”). We appreciate the Commission’s assistance in ensuring our compliance with applicable disclosure requirements and enhancing the overall disclosure in our filings. We have set forth below the text of the comments contained in your letter, followed by our responses.

Comment 1:

Management’s Discussion and Analysis, page 30

Other Business Considerations, page 33

1.	You disclose that you may recognize changes in multiple contracts that individually may be significant but that result, on a net basis, in no impact on your results of operations. We believe the impacts of changes, both favorable and unfavorable, in multiple contracts that may be significant and material individually or in the aggregate on a consolidated and/or segment basis should be separately disclosed, quantified, and discussed (and not netted), including the nature of the changes. In this regard, please tell us the respective aggregate gross amount of contracts with significant favorable and unfavorable changes for each of 2009, 2010 and year to date through May 2011 and whether such were considered material to the consolidated or associated segment results of those periods. To the extent material on a consolidated or segment basis, please revise your disclosure to address such circumstances, accompanied by an appropriate level of analysis of the underlying reasons for the significant changes. We believe such disclosure will give investors more insight to the estimation process associated with your contracts, as discussed in “Critical Accounting Estimates,” and the separate potential impacts on your results.

Response:

As disclosed on page 33 of our 2010 Form 10-K, we are currently involved in over 15,000 contracts, with no single contract accounting for more than 5% of our total net sales in 2010. Excluding the items described below, for the years ended December 31, 2010 and 2009 and the

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six months ended July 3, 2011, we had a total of 35, 32, and 11 profit adjustments in excess of $5 million, respectively, of which only four, four and two were in excess of $10 million, respectively. For the years ended December 31, 2010 and 2009 and the six months ended July 3, 2011, the net impact of these adjustments in excess of $5 million, excluding the items described below, on our results of operations was $51 million, $12 million and ($7) million, respectively. The only two profit adjustments we consider significant for these periods are as follows:

•

A $395 million adjustment relating to a UK Border Agency program (the “UKBA Program”) in the second quarter of 2010, which we disclosed in our Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) as part of our Segment Results discussion for our Intelligence and Information Systems (IIS) segment on page 50. This was the only profit adjustment considered material to our results during the above periods.

•

A $28 million adjustment relating to an infrastructure protection program within our Network Centric Systems segment in the third quarter of 2010, which we did not separately disclose, that resulted from a change in our estimated revenue and costs due to the termination of an under-performing subcontractor and the Company’s subsequent direct assumption of that subcontractor’s scope of work.

In addition to the above, during the first quarter of 2011, we recorded $80 million for the UKBA Program in connection with the drawdown on the letters of credit provided by Raytheon Systems Limited. We disclosed this in the MD&A in our Form 10-Q for the period ended April 3, 2011 under both Commitments and Contingencies (page 38) and Segment Results for IIS (page 28).

Finally, there were no adjustments in the periods described above that had a common driver such that, when aggregated, would be significant. In future filings, we will disclose in our MD&A all individually significant profit adjustments, and also multiple adjustments with a common driver such that, when aggregated, would be significant, even if there are other offsetting items that net to an insignificant overall impact.

Comment 2:

Consolidated Results of Operations, page 41,

Segment Results, page 46

2.	Your analysis of consolidated “Cost of Sales” refers to drivers in consolidated “Total Net Sales” that describe changes associated with revenues and to “Segment Results.” We note that segment results do not discuss costs of sales. It is not clear how a comparative discussion of consolidated and segment results is meaningful to investors without a specific analysis of cost of sales given that (i) costs of sales comprise a substantial portion of your operating expenses and results, (ii) contract progress is generally based on the cost-to-cost method in which, as disclosed on pages 36 and 75, revenues are recorded as costs are incurred, (iii) costs of sales of products and services as a percentage of the associated revenues vary between periods and (iv) operating margins of segments vary between periods, presumably to a material degree due to changes in costs of sales given their significance to your operations. We acknowledge that costs of sales will to some extent vary directly with changes in volume in net sales as inferred in your current disclosure. However, since costs of sales as a percentage of related revenues and operating margins vary between periods, and it is reasonable to presume that the relative impact of components of cost of sales is not the same among your segments, it appears that factors specific to costs of sales exist that also should be addressed for a full understanding of this significant component of your costs and its relative impact on your consolidated and segment results.

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We believe you should revise your disclosure to provide a more fulsome direct discussion and analysis of costs of sales on a consolidated basis. Your disclosure should discuss and quantify the impact of each (and not netted) significant component of costs of sales that caused costs of sales to materially vary (or not vary when expected to), accompanied by explanation of underlying reasons for changes in costs of sales or why expected changes did not occur. We also believe these disclosures are appropriate, in particular in regard to underlying reasons for material changes in costs of sales, at the segment level when a change in cost of sales materially impacts a segment’s measure of profit. Please provide us with a copy of your intended revised disclosure.

Response:

As you note in comment 2, our predominant method of recognizing revenue is the cost-to-cost method, which directly links our costs to our revenues. We believe that since we explain changes in revenues, we have also explained the significant and meaningful changes in our costs. For example, the vast majority of the increase in our 2010 cost of sales is due to the increase in work being performed on certain classified programs at our Space and Airborne Systems (SAS) segment and on training programs at our Technical Services (TS) segment, as well as the change in our FAS/CAS Pension Adjustment (discussed in detail on page 56). We disclose each of these items in our MD&A under Total Net Sales on pages 41 and 42. We also detail the reasons for these changes in our respective discussions under Segment Results. The close relationship between our total net sales and cost of sales is also illustrated by the consistency of our cost of sales adjusting for the FAS/CAS Pension Adjustment as a percentage of sales, which percentages were 79.3%, 79.5% and 79.7% for 2008, 2009, and 2010, respectively.

In light of this comment, in future filings we propose to state more explicitly the direct link between changes in revenue and changes in cost of sales. Accordingly, as an example, we prospectively intend to change our overall MD&A disclosure under Cost of Sales (as presented on page 42 of our 2010 Form 10-K), as follows:

“The increase in cost of sales of $556 million in 2010 compared to 2009 was due primarily to higher expense of $257 million related to the FAS/CAS Pension Adjustment described below in Segment Results, $221 million of increased costs at SAS driven primarily by the classified SAS program activity discussed above in Total Net Sales and below in Segment Results, and $194 million of increased costs at TS driven primarily by the TS training program activity discussed above in Total Net Sales and below in Segment Results.”

Because of the manner in which we are required under government accounting regulations to bid and account for our contracts, as well as the requirements of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 605-35-25-4, we treat each of our contracts as its own profit center for purposes of measuring our period-to-period operating performance and analyze each contract individually, focusing on the contract’s operating income over the life of the contract. Each of our contracts is highly customized and we bid and manage our contracts in response to customer specific requirements. At the outset of bidding on a project, we consider total estimated costs and then add a reasonable fee to produce our contract bid. Accordingly, unless there is a significant change in total costs incurred compared to estimated total costs included when preparing our bid, changes in cost of sales by type typically are not meaningful for individual contracts.

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We analyze our operating segment results of operations based on changes attributable to volume (which may drive a change in contract mix) or performance on individual contracts. Each contract’s operating performance is typically driven by the unique circumstances relating to the volume or performance on that individual contract, and the operating performance on one contract is generally not correlated with the performance of other contracts in the segment. As a result, we generally do not collect, review, or analyze costs of sales or components thereof on an aggregated basis (e.g., by operating segment or total company).

In addition, due to the diverse nature of our contract mix, the components of cost of sales will vary depending on the nature of the effort being performed and the current stage of our contracts at a given point in time. As a government contractor, specifically due to the Federal Acquisition Regulation (FAR) requirements that govern our business activities, all allowable costs including direct costs, administrative and selling costs, and research and development costs are allocated to contracts and such costs drive revenue and profit recognition in a similar manner. Thus, we believe that on a segment basis our discussion of total operating expenses provides more insight into our results than a discussion of the individual components of operating expenses since the vast majority of the change in operating expenses is due to incurring contract costs on specific contracts, the drivers of which we disclose under each segment’s discussion of Total Net Sales.

In the event that a change in components of costs of sales is a significant driver of the performance of an individual program that is a driver of the segment’s operating expenses, we would discuss and analyze such change. However, our experience is that changes in components of costs of sales have not been meaningful drivers of individual program performance. We would also disclose changes in costs of sales and the components thereof across a number of our contracts if such changes were related and, when aggregated, had a material effect on changes in a segment’s volume or program performance for a reported period. Generally speaking, we believe that this would arise if an unusual event occurred, such as a major labor strike, a widespread IT security disruption, or natural disaster. We confirm there were no unusual events or other unusual items that are not already disclosed.

Based on the foregoing, we respectfully submit that our approach to discussing and analyzing costs of sales and the components thereof, with the proposed changes noted above, provides investors with the appropriate level of discussion and analysis of changes in our results necessary for an understanding of our business and that more detailed information regarding costs of sales will not enhance nor promote investors’ understanding of our results of operations.

Comment 3:

Consolidated Statements of Cash Flows, page 74

3.	From disclosure elsewhere in your filing it appears that pensions may be material to your cash flows. To the extent material, please present the pension portion of the line “pension and other, net” in a separate line.

Response:

We acknowledge your comment and, as requested, we will present the pension portion of the line “pension and other, net” as a separate line item in our consolidated statements of cash flows in future filings. We have added this line item in our consolidated statements of cash flows for the six months ended July 3, 2011 and June 27, 2010 in our Form 10-Q for the quarter ended July 3, 2011, which we plan to file with the Commission on July 28, 2011.

We also note, as supplemental information, that the pension portion of the line “pension and other, net,” which reconciles our net income to net cash provided by operating activities from

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continuing operations, represented an operating cash outflow in excess of net periodic pension cost of approximately $1,049 million, $525 million, and $704 million for the years ended December 31, 2010, 2009, and 2008, respectively. In 2010, the “other” portion of the line “pension and other, net,” which was approximately $548 million, primarily represented a change in other liabilities, mostly due to the non-cash reduction in our unrecognized tax benefits disclosed on page 109. We will also separately disclose the impact on cash flows from operations related to the change in “other liabilities” in future filings, when warranted.

Comment 4:

Notes to Consolidated Financial Statements, page 75

Note 1: Summary of Significant Accounting Policies, page 75

Revenue Recognition, page 75

4.	In regard to revenue generated from fixed price service contracts, please tell us and disclose the policy for recognition of costs associated with such contracts.

Response:

For our fixed price service contracts, we have expensed our costs as incurred. We currently do not have any costs that qualify for deferral (e.g., setup and other direct and incremental costs of installation) per the interpretive guidance provided by the Staff in FASB ASC 605-10-S99, Revenue Recognition- SEC Materials, and thus we have not recorded any deferred costs of this nature in the periods presented in our 2010 Form 10-K. As requested, we will expand our disclosure in our future filings where we disclose our “Critical Accounting Estimates” and “Summary of Significant Accounting Policies” to disclose our policy for recognition of costs associated with our fixed price services contracts, as follows:

“Costs on these fixed-price service contracts are expensed as incurred, unless they otherwise qualify for deferral.”

In future periods, if we incur costs that qualify for deferral, we will expand our disclosures when appropriate, including where we have recorded such costs on our consolidated balance sheets.

Comment 5:

Note 11: Commitments and Contingencies, page 90

Financing Arrangements and Other, page 91

5.	Please tell us and disclose the aggregate amount of cooperation agreements in effect at December 31, 2010 and your accounting for such agreements. Your accounting should indicate how amounts recorded are determined, when associated amounts are recorded and the pattern of recognition (e.g., straight line or other basis (describe)) and where amounts are recorded in your financial statements. Also, tell us whether amounts associated with cooperation agreements in effect December 31, 2010 are included in the “contractual obligations” table on page 63, and if not, the reason why.

Response:

We note, as supplemental information, that the aggregate amount of our offset agreements had a notional value of approximately $5.0 billion and $3.2 billion at July 3, 2011 and December 31, 2010, respectively. As disclosed in Critical Accounting Estimates on page 36 of our MD&A, the estimated costs of satisfying our industrial cooperation (offset) agreements are contemplated as

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part of the percentage-of-completion accounting for our long-term contracts. Thus, we consider and account for these estimated and actual costs in the same manner as we do for all of our other contract costs. To the extent we have entered into purchase obligations that satisfy our offset agreements, those amounts are included in “Contractual Obligations” in accordance with Item 303(a)(4) of Regulation S-K, consistent with other commitments to perform on our long-term contracts. To indicate this fact, we will revise our disclosure under Commitments and Contingencies in our MD&A in future filings on Form 10-K as follows (using as an example the disclosure currently reflected on page 66 of our 2010 Form 10-K):

“At December 31, 2010, the aggregate amount of our offset agreements had a notional value of approximately $3.2 billion. To the extent we have entered into purchase obligations that satisfy our offset agreements, those amounts are included in the “Contractual Obligations” table on page 63.”

In addition, we will disclose the approximate notional value of the aggregate amount of our offset agreements in our Form 10-Q for the quarter ended July 3, 2011, which we plan to file with the Commission on July 28, 2011.

*****

As requested in your comment letter, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses adequately address the matters referenced in your letter dated June 20, 2011. If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact me at 781-522-5833.

Respectfully,

/s/ Michael J. Wood
Michael J. Wood Vice President, Controller and Chief Accounting Officer

cc:	William H. Swanson

David C. Wajsgras

Jay B. Stephens